Exhibit 12.2
Pinnacle West Capital Corporation
Computation Of Earnings To Fixed Charges
And Preferred Stock Dividend Requirements
(dollars in thousands)

	2007	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$301,132	$317,143	$223,163	$246,590	$225,384	$236,563
Income taxes	152,447	156,418	126,892	136,142	102,202	152,145
Fixed charges	235,705	225,119	214,430	214,803	225,041	219,178

Total Earnings	$689,284	$698,680	$564,485	$597,535	$552,627	$607,886

Fixed Charges:
Interest charges	$208,521	$196,826	$185,087	$183,527	$193,973	$187,039
Estimated interest portion of annual rents	27,184	28,293	29,343	31,276	31,068	32,139

Total Fixed Charges	$235,705	$225,119	$214,430	$214,803	$225,041	$219,178

Preferred Stock Dividend
Requirements:
Income before income taxes	$453,579	$473,561	$350,055	$382,732	$327,586	$338,708
Net income from continuing operations	301,132	317,143	223,163	246,590	225,384	236,563

Ratio of income before income taxes to net income	1.506	1.493	1.569	1.552	1.453	1.643
Preferred stock dividends	—	—	—	—	—	—

Preferred Stock Dividend Requirements — Ratio (above) Times Preferred Stock Dividends	$—	$—	$—	$—	$—	$—

Fixed Charges and Preferred Stock Dividend Requirements:
Fixed charges	$235,705	$225,119	$214,430	$214,803	$225,041	$219,178
Preferred stock dividend requirements	—	—	—	—	—	—

Total Fixed Charges and Preferred Stock Dividend Requirements	$235,705	$225,119	$214,430	$214,803	$225,041	$219,178

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements (rounded down)	2.92	3.10	2.63	2.78	2.45	2.77